Exhibit 99.83

www.f3uranium.com

TSX VENTURE SYMBOL: FUU
OTC SYMBOL: FUUFF
FSE: GL7

F3 Engages Connect 4 Marketing

Kelowna, British Columbia— (Newsfile Corp. – Nov. 26, 2025) – F3 Uranium Corp. (TSXV: FUU) (OTCQB: FUUFF) (“F3” or the “Company”) is pleased to announce that it has entered into a digital marketing services agreement with Connect 4 Marketing Ltd. (“Connect4”)

Connect4 will provide the Company with comprehensive digital marketing services including content creation (videos, ad creatives, landing pages), influencer management, newsletter coordination, and targeted advertising campaigns in both English and German markets.

The term of the agreement is for 12 months beginning November 25, 2025, with the option to extend by mutual agreement.

Under the agreement, the Company will pay Connect4 an initial service fee of $28,000 CAD, followed by service fees of $20,000 CAD every 60 days, up to a maximum aggregate service commitment of $108,000 CAD. Additionally, the Company has committed to an advertising and influencer marketing budget of $72,000 CAD for the initial 60-day period, followed by $80,000 CAD for each subsequent 60-day period, up to a maximum aggregate ad-spend commitment of $392,000 CAD. The agreement is subject to TSXV approval.

Connect4 is registered in Brossard, Quebec at 702-5505 Boulevard Du Quartier, Brossard, J4Z0R9 and can be reached at Carlos@connect4marketing.ca or by phone @ 1 (514) 970-1316.

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About F3 Uranium Corp.:

F3 Uranium is a uranium exploration company, focusing on the recently discovered high-grade JR Zone on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 Uranium currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world’s largest high grade uranium deposits including Paladin’s Triple R and Nexgen’s Arrow.

F3 Uranium Corp.
750-1620 Dickson Avenue
Kelowna, BC V1Y9Y2

Contact Information
Investor Relations
Telephone: 778-484-8030
Email: ir@f3uranium.com

ON BEHALF OF THE BOARD
“Dev Randhawa”
Dev Randhawa, CEO

Forward Looking Statements

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this news release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include ability to complete the private placement, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates, opinions, or other factors should change.

The TSX Venture Exchange has not reviewed, approved or disapproved the contents of this press release, and does not accept responsibility for the adequacy or accuracy of this release.

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